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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

ORIGINAL

March 7, 2002

ORCHESTREAM HOLDINGS PLC
(Registrant's name)

Avon House
Kensington Village, Avonmore Road
London W14 8TS
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.........X........Form 40-F.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.............No......X.......

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Special Note to Filing Desk

This report is filed by Orchestream Holdings plc ("Orchestream") pursuant to Rule 12g-3(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act, Orchestream is not required to file reports electronically via EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2002

ORCHESTREAM HOLDINGS PLC

By: ______________________

Anthony Finbow
Chief Financial Officer

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Orchestream Hldgs - Director Shareholding
RNS Number:5272S
Orchestream Holdings PLC

6 March 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

ORCHESTREAM HOLDINGS PLC

2. Name of director

ALAN RICHARD MOORE

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

ACQUISITION OF A LEGAL & BENEFICIAL INTEREST BY ALAN RICHARD MOORE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

ALAN RICHARD MOORE - ACQUISITION OF 200,000 ORDINARY SHARES OF £0.10 EACH

5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF ORDINARY SHARES

7. Number of shares/amount of stock acquired

200,000 ORDINARY SHARES OF £0.10 EACH

8. Percentage of issued class

0.15% (ROUNDED DOWN)

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

ORDINARY SHARES OF £0.10 EACH

12. Price per share

£0.0625

13. Date of transaction

4 MARCH 2002

14. Date company informed

5 MARCH 2002

15. Total holding following this notification

200,000 ORDINARY SHARES OF £0.10 EACH

16. Total percentage holding of issued class following this notification

THE INTEREST IN ISSUED SHARES IS 0.15% (ROUNDED DOWN)

If a director has been granted options by the company please complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANTHONY FINBOW - 020 7348 1500

25. Name and signature of authorised company official responsible for making this notification

ANTHONY FINBOW (COMPANY SECRETARY)

Date of Notification .... 6 MARCH 2002

Orchestream Hldgs - Director Shareholding
RNS Number:5255S
Orchestream Holdings PLC

6 March 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

ORCHESTREAM HOLDINGS PLC

2. Name of director

ANTHONY FINBOW

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

ACQUISITION OF A LEGAL & BENEFICIAL INTEREST BY ANTHONY FINBOW

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

ANTHONY FINBOW - ACQUISITION OF 240,000 ORDINARY SHARES OF £0.10 EACH

5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF ORDINARY SHARES

7. Number of shares/amount of stock acquired

240,000 ORDINARY SHARES OF £0.10 EACH

8. Percentage of issued class

0.18% (ROUNDED DOWN)

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

ORDINARY SHARES OF £0.10 EACH

12. Price per share

£0.0625

13. Date of transaction

4 MARCH 2002

14. Date company informed

5 MARCH 2002

15. Total holding following this notification

240,000 ORDINARY SHARES OF £0.10 EACH

16. Total percentage holding of issued class following this notification

0.18% (ROUNDED DOWN)

If a director has been granted options by the company please complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANTHONY FINBOW - 020 7348 1500

25. Name and signature of authorised company official responsible for making this notification

ANTHONY FINBOW (COMPANY SECRETARY)

Date of Notification .... 6 MARCH 2002

Orchestream Hldgs - Director Shareholding
RNS Number:5283S
Orchestream Holdings PLC

6 March 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

ORCHESTREAM HOLDINGS PLC

2. Name of director

ANTHONY FINBOW

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

ACQUISITION OF AN INTEREST BY ANTHONY FINBOW

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

ANTHONY FINBOW

5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF SHARE OPTIONS TO ACQUIRE ORDINARY SHARES OF £0.10 EACH

7. Number of shares/amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

N/A

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17. Date of grant

OPTIONS TO ACQUIRE 60,000 ORDINARY SHARES OF £0.10 EACH UNDER PART A OF THE RULES OF THE ORCHESTREAM HOLDINGS PLC 2000 EXECUTIVE SHARE OPTION SCHEME (INLAND REVENUE UNAPPROVED) - 5 DECEMBER 2000 OPTIONS TO ACQUIRE 165,117 ORDINARY SHARES OF £0.10 EACH UNDER PART A OF THE RULES OF THE ORCHESTREAM HOLDINGS PLC 2000 EXECUTIVE SHARE OPTION SCHEME (INLAND REVENUE UNAPPROVED)- 6 APRIL 2001 OPTIONS TO ACQUIRE 34,883 ORDINARY SHARES OF £0.10 EACH UNDER PART B OF THE RULES OF THE ORCHESTREAM HOLDINGS PLC 2000 EXECUTIVE SHARE OPTION SCHEME (INLAND REVENUE APPROVED)- 6 APRIL 2001

18. Period during which or date on which exercisable

IN RELATION TO EACH GRANT (SUBJECT TO THE CONDITIONS STATED BELOW), ONE THIRTEENTH OF THE NUMBER OF OPTIONS GRANTED MAY BE EXERCISED ON, OR AFTER, THE FIRST ANNIVERSARY OF THE DATE OF GRANT. AFTER THE FIRST ANNIVERSARY, A FURTHER ONE THIRTEENTH MAY BE EXERCISED ON, OR AFTER, EACH COMPLETE QUARTER FOLLOWING THE FIRST ANNIVERSARY. THE ABILITY TO EXERCISE OPTIONS FROM A PARTICULAR VESTING DATE IS CONDITIONAL ON THE COMPANY'S MIDDLE MARKET SHARE

12

PRICE ON THE LONDON STOCK EXCHANGE HAVING INCREASED BY AN AMOUNT (OVER THE RELEVANT QUARTER) EQUIVALENT TO, AT LEAST, 15 PER CENT PER ANNUM ABOVE THE ORIGINAL EXERCISE PRICE.

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number

AS DESCRIBED IN 18 ABOVE

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

OPTIONS TO ACQUIRE 60,000 ORDINARY SHARES OF £0.10 EACH UNDER PART A OF THE RULES OF THE ORCHESTREAM HOLDINGS PLC 2000 EXECUTIVE SHARE OPTION SCHEME - £2.46 PER SHARE OPTIONS TO ACQUIRE 165,117 ORDINARY SHARES OF £0.10 EACH UNDER PART A OF THE RULES OF THE ORCHESTREAM HOLDINGS PLC 2000 EXECUTIVE SHARE OPTION SCHEME - £0.86 PER SHARE OPTIONS TO ACQUIRE 34,883 ORDINARY SHARES OF £0.10 EACH UNDER PART B OF THE RULES OF THE ORCHESTREAM HOLDINGS PLC 2000 EXECUTIVE SHARE OPTION SCHEME - £0.86 PER SHARE

22. Total number of shares or debentures over which options held following this notification

260,000 ORDINARY SHARES OF £0.10 EACH

23. Any additional information

ANTHONY FINBOW WAS APPOINTED A DIRECTOR OF THE COMPANY ON 26 FEBRUARY 2002

24. Name of contact and telephone number for queries

ANTHONY FINBOW - 020 7348 1500

25. Name and signature of authorised company official responsible for making this notification

ANTHONY FINBOW (COMPANY SECRETARY)

Date of Notification .... 6 MARCH 2002